FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL
OMB NUMBER 3235-0287
EXPIRES: SEPTEMBER 30, 1998
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE . . . . 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of
                      the Investment Company Act of 1940

/ / CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16.  FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE.  SEE INSTRUCTION 1(b).

(Print or Type Responses)

1.  Name and Address of Reporting Person

         Hoak                        James                    M.
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         (Last)                     (First)               (Middle)

         13355 Noel Road, Suite 1050
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                                   (Street)

         Dallas                       TX                    75240
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         (City)                     (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dynamex Inc.            DYMX
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3.  IRS or Social Security Number of Reporting Person (Voluntary)

          ###-##-####
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4.  Statement for Month/Year

          June 1997
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5.  If Amendment, Date of Original (Month/Year)


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6.  Relationship of Reporting Person to Issuer (Check all applicable)

            X   Director                      X    10% Owner
           ---                               ---

                Officer (give title below)         Other (specify below)
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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED

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1.  Title of Security            2.  Transaction Date         3.  Transaction Code              4.  Securities Acquired (A) or
    (Instr. 3)                       (Month/Day/Year)             (Instr.8)                         Disposed of (D) (Instr. 3, 4
                                                                                                    and 5)
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                                                                   Code      /     V              Amount / (A) or (D) / Price
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(1) Common Stock                        6/2/97                  J*                                182,525      A        N/A
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(2) Common Stock                        6/2/97                  J*                                 60,031      A        N/A
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(3) Common Stock                        6/2/97                  J*                                  4,665      A        N/A
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(4) Common Stock                        6/2/97                  J*                                507,015      D        N/A
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                                        5.  Amount of Securities     6.  Ownership Form:  Direct     7.   Nature of Indirect
                                            Beneficially Owned           (D) or Indirect (I)              Beneficial Ownership
                                            at End of Month              (Instr. 4)                       (Instr. 4)
                                            (Instr. 3 and 4)
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(1)                                     1,002,622                    D**
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(2)                                       202,775                    I                               See (2) on attached schedule
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(3)                                        25,474                    I                               - by wife -
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(4)                                       120,000                    I                               See (1) on attached schedule
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   **   Does not include 25,474 shares owned by wife, Nancy J. Hoak, as to which shares Mr. Hoak disclaims beneficial ownership.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form filed by more than one reporting person, see Instruction 4(b)(v)                                       SEC 1474 (7/96)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative  2. Conversion or   3. Transaction    4. Transaction      5. Number of Derivative   6. Date Exercisable and
   Security (Instr. 3)     Exercise Price     Date (Month/      Code (Instr. 8)     Securities Acquired       Expiration Date
                           of Derivative      Day/Year)                             (A) or Disposed of        (Month/Day/Year)
                           Security                                                 (D) (Instr. 3, 4,
                                                                                    and 5)
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                                                                Code   /   V           (A)    /   (D)      Date           Expiration
                                                                                                           Exercisable    Date
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                                 7.  Title and Amount      8.  Price of     9.  Number of      10.   Ownership      11.  Nature of
                                     of Underlying             Derivative       Derivative           Form of             Indirect
                                     Securities (Instr.        Security         Securities           Derivative          Beneficial
                                     3 and 4)                  (Instr. 5)       Beneficially         Security:           Ownership
                                                                                Owned at             Direct (D)          (Instr. 4)
                                              Amount or                         End of               or Indirect
                                              Number of                         Month                (I) (Instr. 4)
                                    Title     Shares                            (Instr. 4)
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Explanation of Responses:




** Intentional misstatements or omissions of facts constitute                             /s/ James M. Hoak               6/2/97
   Federal Criminal Violations.  See 18 U.S.C. 1001 and 15                                -----------------------------  ----------
   U.S.C. 78ff(a).                                                                        ** Signature of                   Date
                                                                                             Reporting Person
                                                                                          James M. Hoak
Note:  File three copies of this Form, one of which must
       be manually signed.  If space provided is insufficient,
       see Instruction 6 for procedure.
                                                                                                                             Page 2
                                                                                                                    SEC 1474 (7/96)

                               SCHEDULE TO FORM 4

Description of Transaction.       On June 2, 1997, Cypress Capital Partner's I,
L.P. ("Cypress") distributed an aggregate of 507,015 shares of the Common Stock ("Common Stock") of Dynamex Inc. to its limited partners and its general partner. 30,383 shares of Common Stock distributed by Cypress on June 2 had been held by Cypress since November 16, 1993, and 476,632 shares of Common Stock distributed by Cypress on June 2 had been held by Cypress since May 31, 1995 (the "Cypress Distribution"). Mr. Hoak is a 45% limited partner of Cypress and is the sole owner and director of the 5% corporate general partner of Cypress, CCP Investment Corporation ("CCP").

Indirect Ownership.

                 (1) Cypress. Cypress distributed an aggregate of 507,015 shares of Common Stock in the Cypress Distribution and directly owned an aggregate of 120,000 shares of Common Stock as of June 30, 1997.

                 (2)      CCP.   CCP received an aggregate of 60,031 shares as
a result of the Cypress Distribution and beneficially owned an aggregate of 202,775 shares of Common Stock as of June 30, 1997.